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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM  N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management  Investment Company in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-l  [17 CFR 270.17f-l]

1. Investment Company Act File Number: 811-				Date examination completed: November 9,2011
2. State identification Number:
AL 40189	AK 60065213	AZ 53993	AR 60023677	CA N/A	CO IC2006-29-973
CT 1058171	DE 65369	DC 60038135	FL N/A	GA SC48897	HI N/A
ID 65193	IL 60017858	IN N/A	IA 1-74129	KS 2010S0000772	KY 60022203
LA 142663	ME 10024959	MD SM20090973	MA 60142920	MI 953411	MN R47863.8
MS 60052541	MO R2010-139	MT 67746	NE 77102	NV N/A	NH MF09-0003753
NJ MF7297	NM 33803	NY 532-51-39	NC 26267	ND BF675	OH 81685
OK IC 2197848	OR 2009-1733	PA 2005-07-040MP	RI N/A	SC MF18066	SD 47530
TN RM11-0823	TX 90479	UT 007-1188-43	VT 5/31/11-10	VA 146434	WA 60047816
WV MF69831	WI 573408-03	WY 24269	PUERTO RICO S-38540
Other (specify):
3. Exact name of investment company as specified in registration statement: The Currency Strategies Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 450 Wireless Blvd. Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

I.

All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule l?f-1 under the Act and applicable state law. File the original and one copy with !he Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations arc conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

November 9, 2011

We, as members of management of The Currency Strategies Fund (the “Fund”), a series of the Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of July 31, 2011, and from February 1, 2011 through July 31, 2011.

Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of July

31, 2011 and from February 1, 2011, through July 31, 2011, with respect to securities reflected in the investment accounts of the Fund.

/s/ Andrew Rogers
  President

/s/ Kevin Wolf
  Treasurer

November 9, 2011

Cohen Fund Audit Services, Ltd.

800 Westpoint Pkwy., Ste. 1100

Westlake, OH  44145

In connection  with your examination  of management’s  assertion  included  in the Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The  Currency  Strategies Fund, a  series  of the Northern Lights Fund Trust (the “Fund”), complied  with the requirements  of subsections  (b)(1) and (b)(6) of Rule 17f-1 “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940  as of July 31, 2011 and for the period from February 1, 2011 through July 31, 2011, for the purpose of expressing an opinion that the Fund’s assertion is fairly stated, in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your examination.

1.

We are responsible  for the Fund’s compliance with the provisions of Rule 17f-1 of the Investment Company Act of 1940 and for our assertion that the Fund is, to the best of our knowledge, in compliance with the above-mentioned rules for the period from February 1,

2011 through July 31, 2011.

2.

We are  responsible   for  establishing  and  maintaining    effective  internal control  over compliance.

3.

We have performed  an  evaluation  of the Fund’s  compliance  with the  requirements  of subsections  (b)(1) and (b)(6) of Rule 17f-1 as  July 31, 2011, and for the period  from February 1, 2011 through July 31, 2011.

4.

We have disclosed to you all known noncompliance with the requirements of subsections

(b)(1) and (b)(6) of Rule 17f-1 as of July 31, 2011, and from February 1, 2011 through July

31, 2011, including noncompliance occurring from July 31, 2011through  the date of this letter.

5.

We have disclosed  to you all events subsequent through the date of this letter that would have a material effect on your examination of our assertion.

6.

We have made available to you all records relevant to your examination of our assertion.

7.

We have responded fully to all inquiries made to us by you during the examination.

8.

We intend to distribute your report only to the Board of Trustees, management and the

Securities and Exchange Commission.

By:

/s/ Andrew Rogers
  President

/s/ Kevin Wolf
  Treasurer